

August 30, 2022

George Archos
Chief Executive Officer
Verano Holdings Corp.
415 North Dearborn Street, 4th Floor
Chicago, IL 60654

> **Re: Verano Holdings Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed August 19, 2022**
> **File No. 000-56342**

Dear Mr. Archos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G

Index to Financial Statements
Report of Independent Registered Public Accounting Firm, page F-3

1. Revise your filing to include Macias Gini & O'Connell LLP's audit report that opines on your financial statements as of December 31, 2020 and for the two years then ended. Refer to the guidance in Article 2-02 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

George Archos
Verano Holdings Corp.
August 30, 2022
Page 2

You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tom Hughes, Esq.